The Saratoga Advantage Trust

1101 Stewart Avenue, Suite 207

Garden City, New York 11530

January 14, 2011

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:

Dominic Minore, Division of Investment Management

Re:

The Saratoga Advantage Trust

Securities Act File No. 033-79708

Investment Company Act File No. 811-08542

Post-Effective Amendment No. 35

Dear Mr. Minore:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), The Saratoga Advantage Trust (the “Trust”) hereby requests that the effectiveness for Post-Effective Amendment Number 35 to the above-referenced Registration Statement on Form N-1A be accelerated to 5:00 p.m., New York time, on January 18, 2011, or as soon thereafter as practicable.  The Trust hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,

By:

/s/ Bruce E. Ventimiglia

Bruce E. Ventimiglia

President, CEO and

Chairman of the Board of Trustees

By:

/s/ Brian Nielsen

Brian Nielsen

President

Northern Lights Distributors, LLC

16187656.2.BUSINESS